[C.E. Unterberg, Towbin letterhead]







November 9, 2004


Warburg, Pincus Investors, L.P.
Warburg, Pincus Investors Liquidating Trust
466 Lexington Avenue
New York, New York 10017-3147
Attention: Scott A. Arenare, Esq.

Dear Mr. Arenare:

In connection with the sale, consummated on August 24, 2004, of the common stock of Indus International, Inc. (the "Company") pursuant to that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of August 19, 2004, by and among Warburg, Pincus Investors, L.P. ("WPI"), Warburg, Pincus Investors Liquidating Trust ("WPILT"), the Company and each of the purchasers listed on Schedule A thereto, WPI and WPILT are subject to a lock-up agreement pursuant to which they have agreed, among other things, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of the Company's common stock ("Common Stock"), without the consent of C.E. Unterberg, Towbin, LLC ("CEUT"), for a ninety day period commencing on August 24, 2004.

CEUT hereby consents, effective as of the date of this letter, to WPILT's sale through CEUT of 3,371,925 currently registered shares of Common Stock, which sale is to be settled on or prior to the third trading day after the date hereof, unless otherwise agreed to by CEUT, WPI and WPILT, and which sale covers all of the shares of Common Stock held by WPI and WPILT.

This consent is limited solely to the sale described in the preceding paragraph and shall in no way affect your ongoing obligations under the Securities Purchase Agreement.

Very truly yours,

C.E. UNTERBERG, TOWBIN, LLC



By:   /s/ Howard R. Sutherland
   ---------------------------------------
   Howard R. Sutherland
   Managing Director - General Counsel